To : The U.S. Securities & Exchange Commission
Cc : Ms Kammy Yuen – The Bank of New York, Hong Kong
Ms Kathy Jiang – The Bank of New York, New York, USA

82-1072

The Standard (Thursday, 28 July 2005)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


05010337



SUPPL

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: 511

EXTENSION OF LONG STOP AND FIRST CLOSING DATES

ANNOUNCEMENT

Reference is made to the announcement (the "Announcement") of Television Broadcasts Limited (the "Company") dated 22 April 2005. The Company announces that the Long Stop Date for the fulfillment of the conditions precedent under the Agreement and completion of the First Closing have been extended to 2:30 PM on 12 August 2005 in order to provide time for Ruili Holdings Limited and Enjoy Profits Limited to complete their financing arrangements.

Reference is made to the announcement (the "Announcement") of Television Broadcasts Limited (the "Company") dated 22 April 2005 in relation to the entering into by TVB Satellite TV Holdings Limited ("TVB Satellite"), a wholly owned subsidiary of the Company of, amongst other things, a sale and purchase agreement (the "Agreement") for the sale to Enjoy Profits Limited and Dr. Chan Kwok Keung, Charles of 520,747,500 shares and 21,255,000 shares, respectively of Galaxy Satellite TV Holdings Limited ("Galaxy"), representing 49% and 2%, respectively, of the total issued share capital of Galaxy.

Under the terms of the Agreement, all the conditions precedent specified in the Agreement must be fulfilled or otherwise waived on or before 12:00 PM on 31 July 2005 (the "Long Stop Date") and completion of the First Closing (as defined in the Announcement) shall take place on or before 2:30 PM on 5 August 2005.

On 27 July 2005, the parties to the Agreement have agreed that, in order to provide time for Ruili Holdings Limited and Enjoy Profits Limited to complete their financing arrangement, the Long Stop Date and the time for completion of the First Closing shall both be extended to 2:30 PM on 12 August 2005.

The board of directors of the Company wishes to further announce that the approval by the shareholders of Ruili Holdings Limited of (i) the very substantial acquisition constituted by the acquisition of the Sale Shares by Enjoy Profits Limited pursuant to the Agreement in accordance with the requirements of Rule 14.49 of the Listing Rules; and (ii) the Financing Transactions (as defined in the Announcement) had been obtained and, accordingly, the condition precedent of the Agreement in respect thereof has been fulfilled.

As at the date of this announcement, the Agreement remains to be subject to the following conditions precedent:

(a) completion of the Financing Transactions (as defined in the Announcement) – Ruili Holdings Limited and Enjoy Profits Limited have confirmed with the Company that the conditions precedent to the underlying agreements in respect of the Financing Transactions have been fulfilled, part of the Financing Transactions have been completed (being the rights issue) and the parties to the remaining part of the Financing Transactions, being the convertible notes subscription agreement, have agreed to proceed to completion thereof on 10 August 2005 (subject to the terms thereof);

(b) the Pay TV Licence (as defined in the Announcement) granted to Galaxy Satellite Broadcasting Limited ("Galaxy Broadcasting") dated 7 December 2004, the Satellite Television Uplink and Downlink Licence granted to Galaxy Broadcasting dated 5 December 2000, the Fixed Carrier Licence issued to Galaxy Broadcasting on 4 March 2004 and the Fixed Carrier (Restricted) Licence issued to Galaxy Broadcasting dated 20 January 2003 not having been revoked immediately prior to First Closing; and

(c) there having been no substantial change in the composition of the board of directors of Ruili Holdings Limited or change of control of Enjoy Profits Limited prior to First Closing.

As some of the conditions precedent of the Agreement remain to be fulfilled, the transactions contemplated under the Agreement may or may not proceed. Investors are advised to exercise caution in dealing in the shares of the Company.

General

As at the date of this announcement, the directors of the Company are:

Sir Run Run Shaw, G.B.M. *(EXECUTIVE CHAIRMAN)*
Dr. Norman Leung Nai Pang, G.B.S., LL.D, J.P. *(EXECUTIVE DEPUTY CHAIRMAN)*
Mona Fong *(DEPUTY CHAIRPERSON)*
Louis Page *(MANAGING DIRECTOR)*
Dr. Chow Yei Ching, G.B.S.
Ho Ting Kwan
Christina Lee Look Ngan Kwan
Chien Lee*
Dr. Li Dak Sum, DSSc. (Hon.), J.P. *
Kevin Lo Chung Ping
Robert Sze Tsai To*
Anthony Hsien Pin Lee (alternate director to Christina Lee Look Ngan Kwan)